HILL
Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st April 2010

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL



10015483

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  March 1st; 2nd; 2nd; 4th; 4th; 9th; 23rd; 31st

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 March 2010 08:01
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8106H
Eckoh PLC
01 March 2010

1 March 2010

Eckoh plc
("Eckoh" or "the Group")

Eckoh secures three-year renewal of William Hill contract

Eckoh plc ("Eckoh"), the UK's largest provider of hosted speech recognition services, is pleased to announce it has successfully renewed its contract with William Hill, a leading provider of fixed odds bookmaking services, for a further three-year period, valued at up to £2.75 million over the term of the contract. Eckoh's automated solution extends the customer service options for William Hill's UK and Irish customers by providing 24-hour access to results, live racing commentary and contact centre services for placing bets.

The service was originally launched in October 2003 to the UK market and, due to its overwhelming success, it was extended to the Irish market in February 2006. During 2009 the service received over 6 million calls.

Callers dial one number to listen to odds - they are then able to place a bet by selecting a button on their telephone keypad to connect to a live contact centre advisor. From there, callers are returned directly to the action to hear the race commentary as it happens. As well as providing live commentary on all UK and Irish horse and greyhound race meetings, the service offers the latest in race previews and top tips.

The scalability and reliability of Eckoh's carrier-grade platform is of particular importance to William Hill during busy racing periods when thousands of account holders use the service

simultaneously. This allows advisors to focus on more complex calls whilst enabling customers to connect straight through to live racing commentary and results without having to queue or hold.

Nik Philpot, Chief Executive Officer of Eckoh, commented: *"We are extremely pleased to continue our long-standing relationship with William Hill. We are delighted that the solution has had, and continues to have, such a positive impact, and we look forward to working with William Hill to ensure a continued level of operational and service excellence over the next three years."*

Mike Grenham, Head of Sports Information at William Hill, said: *"The 24-hour racing commentary line is an extremely popular service that continues to deliver real-time racing information, results and commentary to over 6 million callers every year. Eckoh has performed excellently for us over the years and continues to be the right supplier for William Hill, ensuring our customers need never miss a race and can always keep up-to-date with the latest information."*

Ends

Enquiries

Eckoh plc
Nik Philpot, Chief Executive Officer
Adam Moloney, Group Finance Director
www.eckoh.com Tel: 01442 458 300

Corfin Communications
Harry Chathli, Claire Norbury Tel: 020 7977 0020

Seymour Pierce
Jonathan Wright Tel: 020 7107 8000

Notes to Editors:

About Eckoh

Eckoh is the UK's largest provider of hosted speech recognition services, with over 7 years of experience in successfully deploying speech solutions. These allow our clients to efficiently manage their contact centres by replacing the more repetitive calls with an effective and intuitive automated service. Our solutions address high volume service requests including billing queries, delivery tracking services, travel timetable checks or transactional payments at a fraction of the cost of a live advisor and on a 24 hour a day basis.

Our carrier-grade platform has the scalability to handle over 650,000 calls an hour and up to 8,000 simultaneously. Our platform has the capacity to manage even the most dramatic and unexpected call peaks, making it the most scalable and flexible speech-enabled platform in Europe. All of our clients' automation requirements; from speech, SMS, web to touch tone IVR are met via a single infrastructure, protecting them from the need for large scale technology investment - now or in the future.

Eckoh formed a strategic business alliance with BT in 2003. Working in partnership we have helped 20 clients across the financial services, government, utilities, retail & distribution, telecoms and travel & leisure sectors to transform their business operations through the introduction of hosted self-service solutions.

About William Hill

Founded in 1934, William Hill is one of the best-known names in the gambling industry,

providing gaming and betting services across three channels: online, on the high street and on the phone. We have been listed on the London Stock Exchange (WMH.L) since 2002 and employ over 15,000 people in the UK, Ireland, Israel and Bulgaria.

Our aim is to give our customers what they want, when they want it, where they want it. We are one of the UK's leading bookmakers, with a trusted high-street brand based on our in-depth knowledge of fixed-odds betting and our unrivalled customer service. With the advent of internet betting and gaming, we have extended our market-leading brand to a new generation of customers around the world.
Key facts about William Hill's retail business:

- We operate in around 2,300 betting shops across the UK and Ireland, most of which are open seven days a week, offering odds and taking bets on a wide range of sporting and other events
- We process over one million betting slips every day
- The gaming machines that we offer in the majority of betting shops enable customers to bet on roulette, slots and other random number generated events
- Our call centres for telephone betting can handle over 600 calls simultaneously
- We own and operate two Greyhound stadia (in Sunderland and Newcastle)

For more information, visit www.williamhillplc.com

END

MSCFFLBBBXFBBBX

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 March 2010 14:28
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9511H
William Hill PLC
02 March 2010

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
2 March 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying fina instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	AXA S.A, 25 Avenue Matig and its group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	28/02/2010
6. Date on which issuer notified:	02/03/2010
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
3169889	35,067,322	36,067,322	16,687,915	16,687,915	15,722,497	2.38	2.24

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
32,410,412	4.62%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company / Fund	Number of Shares	% of issued share capital
Alliance Bernstein Direct	1,367,910.00	0.195114
Alliance Capital Management Direct	1,850,260.00	0.2363915
AXA Financial, Inc Indirect	8,710,918.00	1.242495
AXA IM UK Direct	13,469,745.00	1.921278
AXA IM UK Indirect	2,426,599.00	0.346122
AXA Rosenberg Indirect	4,584,980.00	0.653986
Total Direct	**16,687,915**	**2.38031**
Total Indirect	**15,722,497**	**2.24260**
TOTAL	**32,410,412**	**4.62291**

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name and address:	Kyere Tabiri
15. Contact telephone number:	020 7003 1510

END

HOLZMGGFDZDGGZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 March 2010 16:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9637H
William Hill PLC
02 March 2010

2 March 2010

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

DIRECTOR / PDMR SHAREHOLDING

William Hill PLC ("the Company") announces that today, Ralph Topping, Chief Executive, an executive director of the Company, exercised awards over 24,899 ordinary shares of 10p each in the Company ("Shares") under the William Hill PLC 2004 Executive Directors Bonus Scheme, Performance Share Plan 2005 and Performance Share Plan 2006. These awards were exercised for nil consideration.

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules - DTR3.1.2 R and DTR3.1.4 R (1) (a).

Enquiries:

Dennis Read
Deputy Company Secretary
Tel: 0208 918 3723

END

RDSKKBDKABKDQNK

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 04 March 2010 15:36
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1122I
William Hill PLC
04 March 2010

4 March 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that today 67,226 ordinary shares held by the Company in treasury were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Operating Bonus Scheme 2004 and Performance Share Plans 2005 and 2006.

Following the above transfers of shares out of treasury, the Company has a total of 701,149,800 ordinary shares in issue, in addition 496,400 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 04 March 2010 16:28
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1201I
William Hill PLC
04 March 2010

4 March 2010

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

DIRECTOR / PDMR SHAREHOLDING

William Hill PLC ("the Company") announces that today, Simon Lane, Group Finance Director, an executive director of the Company, exercised an award over 21,164 ordinary shares of 10p each in the Company ("Shares") under the William Hill PLC Performance Share Plan 2006. The award was exercised for nil consideration.

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules - DTR3.1.2 R and DTR3.1.4 R (1) (a).

Enquiries:

Dennis Read
Deputy Company Secretary
Tel: 0208 918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 09 March 2010 17:11

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3287I
William Hill PLC
09 March 2010

9 March 2010

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

DIRECTOR / PDMR SHAREHOLDING

William Hill PLC ("the Company") announces that today, following the vesting of awards under the William Hill Executive Bonus Matching Scheme 2007, Ralph Topping, Chief Executive and Simon Lane, Group Finance Director, both executive directors of the Company, received awards over 40,154 and 47,682 ordinary shares of 10p each in the Company respectively. These awards were exercised for nil consideration.

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules - DTR3.1.2 R and DTR3.1.4 R (1) (a).

Enquiries:

Dennis Read
Deputy Company Secretary
Tel: 0208 918 3723

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 March 2010 15:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0181J
William Hill PLC
23 March 2010

23 March 2010

2009 Annual Report and Accounts and Associated Documentation

Copies of the following documents:

- **2009 Annual Report and Accounts**
- **Notice of 2010 Annual General Meeting**
- **Proxy form**
- **Shareholder notification of online publication of Notice of 2010 AGM and 2009 Annual Report and Accounts**

Have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone number: 020 7066 1000

Website: www.williamhillplc.com

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 31 March 2010 17:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5672J
William Hill PLC
31 March 2010

31 March
2010

William Hill PLC (the "Company")

Total Voting Rights

On 31 March 2010 William Hill PLC has 701,149,800 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 496,400 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 701,149,800 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723